Exhibit 99.1
CELESTICA INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023

In this Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), "Celestica," the "Company," "we," "us," and "our" refer to Celestica Inc. and its subsidiaries. This MD&A should be read in conjunction with our September 30, 2023 unaudited interim condensed consolidated financial statements (Q3 2023 Interim Financial Statements), and our Annual Report on Form 20-F for the year ended December 31, 2022 (2022 20-F), including our 2022 audited consolidated financial statements (2022 AFS) contained therein, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in United States (U.S.) dollars. As used herein, "Q1," "Q2," "Q3," and "Q4" followed by a year refers to the first quarter, second quarter, third quarter and fourth quarter of such year, respectively. The information in this discussion is provided as of October 25, 2023 unless we indicate otherwise.
Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (U.S. Securities Act), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our priorities, intended areas of focus, targets, objectives, and goals; trends in the electronics manufacturing services (EMS) industry and our segments (and/or their constituent businesses) and their anticipated impact; the anticipated impact of current market conditions on each of our segments (and/or their constituent businesses) and near term expectations; potential restructuring and divestiture actions; our anticipated financial and/or operating results and outlook; our intention to launch a new normal course issuer bid (NCIB) and anticipated terms; our strategies; our credit risk; the potential impact of acquisitions, or program wins, transfers, losses or disengagements; materials, component and supply chain constraints; coronavirus disease 2019 (COVID-19) resurgences or mutations; anticipated expenses, capital expenditures, other working capital requirements and contractual obligations (and intended methods of funding our cash requirements); anticipated sublease recoveries; the impact of our price reductions and longer payment terms; our intended repatriation of certain undistributed earnings from foreign subsidiaries (and amounts we do not intend to repatriate in the foreseeable future); the potential impact of international tax reform; the potential impact of tax and litigation outcomes; our ability to use certain tax losses; intended investments in our business; the potential impact of the pace of technological changes, customer outsourcing, program transfers, and the global economic environment; the impact of our outstanding indebtedness; liquidity and the sufficiency of our capital resources; financial statement estimates and assumptions; potential adverse impacts of events outside of our control (including those described under "External factors that may impact our business" below) (External Events); mandatory prepayments under our credit facility; our compliance with covenants under our credit facility; refinancing debt at maturity; income tax incentives; accounts payable cash flow levels; and accounts receivable sales. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “target,” "goal," “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and for forward-looking information under applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical and other risks associated with our international operations, including military actions/wars, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the Russia/Ukraine conflict and/or the Israel-Hamas conflict; managing changes in customer demand; our customers' ability to compete and succeed using our products and services; delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; our inventory levels and practices; the cyclical and volatile nature of our semiconductor business; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS and original design manufacturer (ODM) industries in general and our segments in particular (including the risk that anticipated market conditions do not materialize); challenges associated with new customers or programs, or the provision of new services; interest rate fluctuations; rising commodity, materials and component costs as well as rising labor costs and changing labor conditions; changes in U.S. policies or legislation; customer relationships with emerging companies; recruiting or retaining skilled talent; our ability to adequately protect intellectual property and confidential information; the variability of revenue and operating results; unanticipated disruptions to our cash flows; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program or supplier financing programs); disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of External Events; defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; compliance with customer-driven policies and standards, and third-party certification requirements; negative impacts on our business resulting from our third-party indebtedness; the scope, duration and impact of materials constraints; COVID-19 mutations or resurgences; declines in U.S. and other government budgets, changes in government spending or budgetary priorities, or delays in contract awards; a U.S. government shutdown; changes to our operating model; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; our dependence on industries affected by rapid technological change; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; the inability to prevent or detect all errors or fraud; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; our total return swap agreement; our ability to refinance our indebtedness from time to time; our credit rating; our eligibility for foreign private issuer status; activist shareholders; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; volatility in our subordinate voting share (SVS) price; a lack of acceptance by the Toronto Stock Exchange of a new NCIB; the impermissibility of SVS repurchases, or a determination not to repurchase SVS, under any NCIB; potential unenforceability of judgments; negative publicity; the impact of climate change; and our ability to achieve our environmental, social and governance targets and goals, including with respect to climate change and greenhouse gas emissions reduction. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.
Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: continued growth in our end markets; growth in manufacturing outsourcing from customers in diversified markets; no significant unforeseen negative impacts to our operations (including from mutations or resurgences of COVID-19); no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS or ODM industries in general or our segments in particular, as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen), and their impact on our sites, customers and suppliers; our ability to fully recover our tangible losses caused by the June 2022 fire at our Batam facility in Indonesia (Batam Fire) through insurance claims; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers' products; our ability to retain programs and customers; the stability of currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under NCIBs, acceptance of a new NCIB, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand levels across our businesses; the impact of anticipated market conditions on our businesses; that global inflation and/or recession will not have a material impact on our revenues or expenses; and our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

Celestica's business:

We deliver innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, HealthTech, and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Information regarding our reportable segments is included in note 3 to the Q3 2023 Interim Financial Statements, filed at www.sedar.com and furnished with this MD&A on Form 6-K at www.sec.gov, and in note 25 to the 2022 AFS.

Our customers include original equipment manufacturers (OEMs), cloud-based and other service providers, including hyperscalers, and other companies in a wide range of industries. Our global headquarters are located in Toronto, Ontario, Canada. We operate a network of sites and centers of excellence strategically located in North America, Europe and Asia, with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. We offer a comprehensive range of product manufacturing and related supply chain services to customers in both of our segments, including design and development, new product introduction, engineering services, component sourcing, electronics manufacturing and assembly, testing, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics, asset management, product licensing, and after-market repair and return services. Our Hardware Platform Solutions (HPS) offering (within our CCS segment) includes the development of infrastructure platforms, hardware and software design solutions, including open-source software that complements our hardware offerings, and services that can be used as-is, or customized for specific applications in collaboration with our customers, and management of program design and aspects of the supply chain, manufacturing, and after-market support, including ITAD (IT asset disposition) and asset management services. See "Overview — Overview of business environment" in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F, for a description of the products and services in each of our segments.

    Our ATS segment businesses typically have higher margin profiles and margin volatility, higher working capital requirements, and longer product life cycles than the businesses in our CCS segment. Our CCS segment is subject to negative pricing pressures driven by the highly competitive nature of this market and is experiencing technology-driven demand shifts, which are not expected to abate. Our traditional CCS segment businesses typically have lower margin profiles, lower working capital requirements, and higher volumes than the businesses in our ATS segment. Within our CCS segment, however, our HPS business (which includes firmware/software enablement across all primary IT infrastructure data center technologies, open source software offerings that complement our hardware platforms, and aftermarket services including ITAD) typically has a higher margin profile than our traditional CCS businesses, but also requires specific investments (including research and development (R&D)) and higher working capital. Our CCS segment generally experiences a high degree of volatility in terms of revenue and product/service mix, and as a result, our CCS segment margin can fluctuate from period to period. In recent periods, we have experienced an increasing shift in the mix of our programs towards cloud-based and other service providers, which are cyclically different from our traditional OEM customers, creating more volatility and unpredictability in our revenue patterns, and additional challenges with respect to the management of our supply chain and working capital requirements.

Overview of business environment:

    The electronics manufacturing services (EMS) industry is highly competitive. Demand can be volatile from period to period, aggressive pricing is a common business dynamic, and customers may shift production between EMS and ODM providers for a variety of reasons. See "Overview — Overview of business environment" in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F for further detail. As a result, customer and segment revenue and mix, as well as overall profitability, are difficult to forecast. The loss of one or more major customers could have a material adverse effect on our operating results, financial position and cash flows.

    Managing our operations is complex, and our financial results often fluctuate, in each case as a result of, among other factors, product lifecycles in the markets we serve, production lead times required by our customers, our ability to secure materials and components, our ability to manage staffing and talent dynamics, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, the proliferation of software-defined technologies enabling the disaggregation of software and hardware, product oversupply, changing supply chains and customer supply chain requirements, and the build-up by customers of inventory buffers. For example, the shift from traditional network and data center infrastructures to highly scalable, virtualized, cloud-based environments, have adversely impacted some of our traditional CCS segment customers, and favorably impacted our service provider customers and our HPS business. In recent quarters, operational challenges as a result of global supply chain constraints have not been material to our revenues or expenses, and the negative impacts of global supply chain constraints have been diminishing. However, such supply chain constraints still remain a risk to us in the near term (see "External factors that may impact our business" below).

    Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number of sites, the location of qualified personnel, the manufacturing and engineering capacity and network, and the mix of business through that capacity are also vital considerations for EMS and original design manufacturing (ODM) providers in terms of generating appropriate returns. Because the EMS industry is working capital intensive, we believe that non-IFRS adjusted return on invested capital (ROIC), which is primarily based on non-IFRS operating earnings (each discussed in "Non-IFRS Financial Measures" below) and investments in working capital and equipment, is an important metric for measuring an EMS provider's financial performance.

External factors that may impact our business:

External factors that could adversely impact our industry and/or business include government legislation, regulations, or policies, supplier or customer financial difficulties, natural disasters, fires and related disruptions, political instability, increased political tension between countries (including threats of retaliatory action from the Chinese government due to recent tensions between the U.S. and China), geopolitical dynamics, terrorism, armed conflict (including the Russia/Ukraine conflict and the Israel/Hamas conflict), labor or social unrest, criminal activity, cybersecurity incidents, unusually adverse weather conditions (including those caused by climate change), such as hurricanes, tornados, other extreme storms, wildfires, droughts and floods, disease or illness that affects local, national or international economies, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could also lead to higher costs or supply shortages and may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could (and in the case of COVID-19 and materials constraints, have in the past and may in the future) have a material negative impact on our operating results. Neither the Russia/Ukraine conflict, nor the Israel/Hamas conflict, has had a significant impact on our supply chain. See "Recent Developments — Segment Environment" below and in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F, for a discussion of the impact of global supply chain constraints on our business in recent periods, as well as potential future impacts.

Uncertainties resulting from government policies or legislation, and/or increased political tensions between countries, may adversely affect our business, results of operations and financial condition. In general, changes in social, political, regulatory and economic conditions or in laws and policies governing foreign trade, taxation, manufacturing, clean energy, the healthcare industry, and/or development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition. See Item 3(D), Key Information — Risk Factors, "Our operations have been and could continue to be adversely affected by events outside our control" and "U.S. policies or legislation could have a material adverse effect on our business, results of operations and financial condition" of our 2022 20-F for additional detail.

Governmental actions related to increased tariffs and/or international trade agreements have increased (and could further increase) the cost to our U.S. customers who use our non-U.S. manufacturing sites and components, and vice versa, which may materially and adversely impact demand for our services, our results of operations or our financial condition. Production from China has become less cost-competitive than other low-cost countries in recent periods. In connection therewith, we have transferred numerous customer programs, primarily located in China, to countries unaffected by these tariffs (including Thailand). However, as tariffs are typically borne by the customers, we anticipate further actions from non-China-based customers to exit China to avoid these added costs. We review our site production strategies on an ongoing basis, including with respect to our China production. We have increased the resilience of our global network to manage this dynamic, including our recent expansion efforts in North America and Asia. However, given the uncertainty regarding the scope and duration of these (or further) trade actions, the impact of recent U.S. technology export controls with respect to China, whether trade tensions will escalate further, and whether our customers will continue to bear the cost of the tariffs and/or avoid such costs by in-sourcing or shifting business to other providers, their impact on the demand for our services, our operations and results for future periods cannot be currently quantified, but may be material. We will continue to monitor the scope and duration of trade actions by the U.S. and other governments on our business, including China's recent policy supporting its private sector businesses and recent U.S. technology export control regulations.

Inflationary pressures could adversely impact our financial results by increasing costs for labor and materials. Our operating costs have increased, and may continue to increase, as a result of the recent growth in inflation due to, among other things, the continuing impact of the pandemic, the Russia/Ukraine conflict and related international response, and the uncertain economic environment. Although we have been successful in offsetting the majority of our increased costs with increased pricing for our products and services to date, we cannot assure continued success in this regard, and unrecovered increased operating costs in future periods would adversely impact our margins. We cannot predict future trends in the rate of inflation or other negative economic factors or associated increases in our operating costs. Further, our customers may choose to reduce their business with us as a result of increases to our pricing. In addition, uncertainty in the global economy (including the severity and duration of global inflation and/or recession) and financial markets may impact current and future demand for our customers' products and services, and consequently, our operations. We continue to monitor the dynamics and impacts of the global economic and financial environment and work to manage our priorities, costs and resources to anticipate and prepare for any changes we deem necessary.

We rely on a variety of contracted or common carriers to transport raw materials and components from our suppliers to us, and to transport our products to our customers. The use of contracted or common carriers is subject to a number of risks, including: increased costs due to rising energy prices and labor, vehicle and insurance costs; hijacking and theft resulting in losses of shipments; delivery delays resulting from port congestion and labor shortages and/or strikes; and other factors beyond our control. Although we attempt to mitigate our liability for any losses resulting from these risks through the use of multiple carriers and modes of transport, as well as insurance, any costs or losses relating to demand or shipping or shipping delays that cannot be mitigated, avoided or passed on to our customers could reduce our profitability, require us to manufacture replacement products or damage our relationships with our customers.

The pace of technological changes and data center deployments, and the frequency of customer outsourcing or transferring business among EMS and/or ODM competitors, may impact our business, results of operations and/or financial condition.

We rely on IT networks and systems, including those of third-party service providers, to process, transmit and store electronic information. In particular, we depend on our IT infrastructure for a variety of functions, including product manufacturing, worldwide financial reporting, inventory and other data management, procurement, invoicing and email communications. Any of these systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, terrorist attacks, sabotage, cybersecurity threats and incidents, and similar events. Although we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events.

We have maintained high levels of inventory to support the growth of our business, as well as to respond to ongoing materials constraints (to a lesser extent in recent periods, due to improvement in the availability of materials). In connection therewith, we continue to work with our customers to obtain cash deposits to help mitigate the impact of increased inventory. See Item 3(D), Key Information — Risk Factors, "Our products and services involve inventory risk" of our 2022 20-F for further detail.

See "External Factors that May Impact our Business" in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F for a discussion of additional factors beyond our control that may have an adverse impact on our business.

Recent Developments:

Segment Environment:

ATS Segment:

ATS segment revenue increased 12% in Q3 2023 compared to Q3 2022, driven by the ramping of new green energy programs in our Industrial business, improving demand in our A&D business and solid growth in our HealthTech business, which more than offset the demand softness in our Capital Equipment business. We expect our ATS segment revenue to grow in the low single-digit percentage range in Q4 2023 compared to Q4 2022.

ATS segment margin decreased in Q3 2023 compared to Q3 2022 (4.9% compared to 5.0%), as the benefits of volume leverage and program ramps in our Industrial business were more than offset by softness in our Capital Equipment business.

CCS Segment:

    CCS segment revenue increased 2% in Q3 2023 compared to Q3 2022, driven by growth in our Enterprise end market (supported by strong demand for proprietary compute), largely offset by anticipated demand softness in our Communications end market. As expected, our HPS revenue for Q3 2023 (24% of total Q3 2023 revenue) decreased 5% to $493 million compared to Q3 2022, but increased 39% compared to Q2 2023. We currently expect HPS revenue to increase in 2024 compared to 2023, as we anticipate demand increases from networking customers. We expect our Communications end market revenue to decrease in the mid-teens percentage range in Q4 2023 compared to Q4 2022, driven by strong Q4 2022 comparatives. We expect our Enterprise end market revenue to increase in the high-twenties percentage range in Q4 2023 compared to Q4 2022, driven by anticipated demand strength in proprietary compute programs from our hyperscaler customers.

CCS segment margin increased to 6.2% in Q3 2023 compared to 5.2% in Q3 2022, driven by higher volumes with our hyperscaler customers and production efficiencies.

Operational Impacts:

Global supply chain constraints have negatively impacted our business in the past, resulting in extended lead times for certain components and impacting the availability of materials required to support customer programs. However, the adverse impacts of supply chain constraints have been diminishing in recent periods. We had no material adverse revenue impacts in Q3 2023, the nine months ended September 30, 2023 (YTD 2023), or Q3 2022 as a result of supply chain constraints that prevented us from fulfilling customer orders (nine months ended September 30, 2022 (YTD 2022) — estimated aggregate adverse revenue impact of approximately $17 million, all within our ATS segment, and all within Q1 2022). We incurred no material Constraint Costs1 as a result of supply chain constraints, periodic lockdowns or workforce constraints (Workforce Constraints), or COVID-19-related expenses in Q3 2023, YTD 2023, or Q3 2022. We estimated Constraint Costs due to the foregoing factors of approximately $4 million in YTD 2022, all incurred in Q1 2022.

As some sub-tier suppliers providing raw materials such as high-grade aluminum are partially dependent on supply from Russia/Ukraine, we will continue to closely monitor the supply availability and price fluctuations of these raw materials. However, the impact of the current Russia/Ukraine conflict on our supply chain has not been significant. In addition, as certain of our suppliers are located in Israel and we source certain parts from Israel, we are closely monitoring the impact of the Israel/Hamas conflict on our supply chain. We are in close contact with our suppliers and logistics providers in the area, and neither we nor they (to our knowledge) have experienced any direct impact to date.

Future Uncertainties:

Global supply chain constraints have impacted our operations in the past and remain a risk for us in the near future. The ultimate magnitude of the impact of global supply chain constraints on our business will depend on future developments which cannot currently be predicted, including the speed at which our suppliers and logistics providers return to and/or maintain full production, the impact of supplier prioritization of backlog, COVID-19 resurgences, government responses, and the status
1 Constraint Costs consist of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT related services to support our work-from-home arrangements.

of labor shortages. As a result, we cannot currently estimate the overall severity or duration of the impact of these matters, which may be material. While we have been successful in largely mitigating the impact of supply constraints on our productivity, the continued spread, resurgence and mutation of COVID-19 may make our mitigation efforts more challenging. Even after these issues have subsided, we may experience significant adverse impacts to our businesses as a result of their global economic impact, including any related recession, as well as lingering impacts on our suppliers, third-party service providers and/or customers. Also see Item 3(D), Key Information — Risk Factors, "The effect of COVID-19 on our operations and the operations of our customers, suppliers and logistics providers has had, and may in the future have, a material and adverse impact on our financial condition and results of operations" and "We are dependent on third-parties to supply certain materials, and our results have been, and may continue to be, negatively affected by the quality, availability and cost of such materials" of our 2022 20-F.

Secondary Offerings:

As previously reported, on June 8, 2023, Onex Corporation (Onex), our then-controlling shareholder, completed an underwritten secondary public offering (June Secondary Offering) of 12 million of our subordinate voting shares (SVS). We did not sell any shares in the June Secondary Offering and did not receive any proceeds therefrom.

On August 1, 2023, the Company and Onex entered into an underwriting agreement (Underwriting Agreement) with BofA Securities, Inc. and Merrill Lynch Canada Inc. (Underwriters), relating to an additional underwritten secondary public offering by Onex of approximately 6.8 million SVS (August Secondary Offering), which closed on August 4, 2023. We did not sell any SVS in, and did not receive any proceeds from, the August Secondary Offering. The Underwriting Agreement contains customary representations, warranties, covenants, and other customary provisions for agreements of this type. In connection with the August Secondary Offering, we agreed to indemnify the Underwriters and Onex against certain claims, including claims under the U.S. Securities Act and applicable Canadian securities laws, based on the related U.S. registration statement and related U.S. and Canadian prospectuses. The Company agreed to pay approximately $0.65 million of the aggregate fees and expenses of the August Secondary Offering.

In connection with the June Secondary Offering and August Secondary Offering, we issued approximately 11.8 million SVS and approximately 6.8 million SVS, respectively, in each case upon conversion of an equivalent number of our multiple voting shares (MVS). Subsequent to the August Secondary Offering, we have no MVS outstanding and Onex is no longer our controlling shareholder.

Termination of Services Agreement and Board Member Resignation:

Our Services Agreement with Onex for the services of Mr. Tawfiq Popatia (an officer of Onex) as a director of our Board of Directors (Board), described in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F, terminated automatically as of September 3, 2023. In accordance with the provisions of such agreement, we paid Onex approximately $9.2 million in cash on October 18, 2023 to settle Onex’s outstanding deferred share units (DSUs). Mr. Popatia resigned from our Board on September 3, 2023.

Intention to Launch New Normal Course Issuer Bid (NCIB):

We intend to file a notice of intention with the Toronto Stock Exchange (TSX) to commence a new NCIB in Q4 2023, after our current NCIB expires in December 2023. If this notice is accepted by the TSX, we expect to be permitted to repurchase for cancellation, at our discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of our issued and outstanding SVS. Purchases under the new NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to applicable terms and limitations, and will be made through the facilities of the TSX and the New York Stock Exchange. We believe that a new NCIB is in the best interests of the Company.

Restructuring Update:

    We recorded $0.3 million and $9.8 million in restructuring charges, net of recoveries, in Q3 2023 and YTD 2023, respectively, consisting primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

Corporate Headquarters Leases:

In March 2019, as part of our Toronto real property sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated headquarters, to be built by such purchaser on the site of our former location (Purchaser Lease). However, as previously disclosed, we were informed that due to construction issues, the commencement date of the Purchaser Lease would be delayed beyond the prior target of May 2023. As a result, in November 2022, we extended (on a long-term basis) the lease on our current corporate headquarters. Subsequently, we were informed that the Purchaser Lease would commence in June 2024. In Q3 2023, we executed a sublease for a portion of the space under the Purchaser Lease. Consistent with our prior treatment of duplicate costs incurred as a result of our 2019 Toronto real property sale, we recorded $3.9 million of Transition Costs (Purchaser Lease Charge) in Q3 2023 and YTD 2023, representing the excess of rental expenses under the Purchaser Lease (with respect to the subleased space) over anticipated rental recoveries under the sublease. See note 24 to the 2022 AFS for a description of our total lease obligations under the Purchaser Lease. Also see "Operating Results — Other Charges (Recoveries)" and "Non-IFRS Financial Measures" below.

SVS Repurchases:

As of September 30, 2023, approximately 6.3 million SVS remain available for repurchase under our current normal course issuer bid (NCIB), which expires in December 2023. The maximum number of SVS we are permitted to repurchase for cancellation under the NCIB will be reduced by the number of SVS we arrange to be purchased by any non-independent broker in the open market during the term of the NCIB to satisfy delivery obligations under our stock-based compensation (SBC) plans. In Q3 2023 and YTD 2023, we paid a total of: (x) nil and $25.6 million, respectively (including transaction fees) to repurchase nil and 2.2 million SVS, respectively, for cancellation under the NCIB; and (y) $42.0 million and $47.2 million, respectively (including transaction fees) to repurchase 2.0 million and 2.4 million SVS, respectively, through an independent broker for delivery obligations under our SBC plans. See "Summary of Q3 2023 and Year-to-Date Period" below.

Operating Goals and Priorities:

Our operating goals and priorities have not changed from those set forth under the caption "Operating Goals and Priorities" in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F. The duration and impact of, among other things, global supply constraints and other industry market and economic conditions are not within our control, and may therefore impact our ability to achieve our revenue and margin goals.

Our Strategy:

    We remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value, while simultaneously managing our costs and resources to maximize our efficiency and productivity. Our strategy has not changed from that set forth under the caption "Our Strategy" in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F.

Summary of Q3 2023 and Year-to-Date Period

Our Q3 2023 Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and accounting policies we adopted in accordance with IFRS. The Q3 2023 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as of September 30, 2023 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2023. See note 2 to the Q3 2023 Interim Financial Statements for a discussion of recently adopted accounting standards and amendments. A discussion of our Q3 2023 and YTD 2023 financial results is set forth under "Operating Results" below.

 The following tables set forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts and percentages):

	Three months ended September 30			Nine months ended September 30
	2022	2023	% Increase (Decrease)	2022	2023	% Increase (Decrease)
Revenue	$1,923.3	$2,043.3	6%	$5,207.4	$5,820.5	12%
Gross profit	167.7	206.7	23%	450.1	555.3	23%
Selling, general and administrative expenses (SG&A)	66.1	56.9	(14)%	202.8	203.9	1%
Other charges, net of recoveries	1.6	5.6	250%	3.9	13.7	251%
Net earnings	45.7	80.2	75%	103.1	160.4	56%
Diluted earnings per share	$0.37	$0.67	81%	$0.83	$1.33	60%

	Three months ended September 30		Nine months ended September 30
Segment revenue* as a percentage of total revenue:	2022	2023	2022	2023
ATS revenue (% of total revenue)	40%	42%	41%	43%
CCS revenue (% of total revenue)	60%	58%	59%	57%

	Three months ended September 30				Nine months ended September 30
	2022		2023		2022		2023
Segment income and segment margin*:		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment	$38.0	5.0%	$42.1	4.9%	$104.7	4.9%	$118.6	4.7%
CCS segment	60.2	5.2%	73.6	6.2%	145.5	4.8%	198.9	6.0%
* Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue), each of which are defined in "Operating Results — Segment income and margin" below.

	December 31 2022	September 30 2023
Cash and cash equivalents	$374.5	$353.1
Total assets	5,628.0	5,745.3
Borrowings under term loans(1)	627.2	613.4
Borrowings under revolving credit facility(2)	—	—
(1) Excludes unamortized debt issuance costs.
(2) Excludes ordinary course letters of credit (L/Cs).

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Cash provided by operating activities	$74.4	$88.4	$196.6	$290.9

SVS repurchase activities:
Aggregate cost(1) of SVS repurchased for cancellation(2)	$5.0	$—	$22.6	$25.6
Number of SVS repurchased for cancellation (in millions)(3)	0.5	—	2.2	2.2
Weighted average price per share for repurchases	$9.86	$—	$10.58	$11.80
Aggregate cost(1) of SVS repurchased for delivery under SBC plans(4)	$—	$42.0	$44.9	$47.2
Number of SVS repurchased for delivery under SBC plans (in millions)(5)	—	2.0	3.9	2.4

(1)Includes transaction fees.
(2)For Q3 2022 and YTD 2022, excludes a $5.0 million accrual recorded as of September 30, 2022 for the contractual maximum spend for SVS repurchases for cancellation under an automatic share purchase plan (ASPP) we entered into in September 2022.
(3)For Q3 2023 and YTD 2023, includes nil and 0.9 million SVS, respectively, purchased for cancellation under an ASPP. For Q3 2022 and YTD 2022, includes 0.5 million and 1.7 million SVS, respectively, purchased for cancellation under an ASPP.
(4)For Q3 2023 and YTD 2023, excludes an aggregate $6.5 million accrual recorded as of September 30, 2023 for the contractual maximum number of permitted SVS repurchases under an ASPP we entered into in September 2023 for delivery obligations under our SBC plans.
(5)For each period, consists entirely of ASPP purchases through an independent broker for delivery obligations under our SBC plans.

Other performance indicators:

    In addition to the key operating results and financial information described above, management reviews the following measures:

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
Cash cycle days:
Days in accounts receivable (A/R)	73	65	56	57	66	60	65
Days in inventory	116	118	115	115	130	123	114
Days in accounts payable (A/P)	(84)	(85)	(78)	(72)	(76)	(68)	(65)
Days in cash deposits*	(29)	(29)	(30)	(36)	(45)	(42)	(42)
Cash cycle days	76	69	63	64	75	73	72
Inventory turns	3.2x	3.1x	3.2x	3.2x	2.8x	3.0x	3.2x
* We receive cash deposits from certain of our customers primarily to help mitigate the impact of high inventory levels carried due to materials constraints, and to reduce risks related to excess and/or obsolete inventory. See "Customer Cash Deposits" in the table below.

(in millions)	2022				2023
	March 31	June 30	September 30	December 31	March 31	June 30	September 30
A/R Sales	$162.8	$225.4	$367.3	$245.6	$282.6	$253.5	$66.5
Supplier Financing Programs (SFPs)*	150.9	166.6	147.1	105.6	128.2	112.4	92.5
Total	$313.7	$392.0	$514.4	$351.2	$410.8	$365.9	$159.0
Customer Cash Deposits	$461.7	$525.7	$623.6	$825.6	$810.8	$809.7	$874.8
* Represents A/R sold to third party banks in connection with the uncommitted SFPs of three customers (one CCS segment customer and two ATS segment customers).

The amounts we sell under our A/R sales program and the SFPs can vary from quarter to quarter (and within each quarter) depending on our working capital and other cash requirements, including by geography. See the chart above and "Liquidity — Cash requirements — Financing Arrangements" below.
Days in A/R is defined as the average A/R for the quarter divided by the average daily revenue. Days in inventory, days in A/P and days in cash deposits are calculated by dividing the average balance for each item for the quarter by the average daily cost of sales. Cash cycle days is defined as the sum of days in A/R and days in inventory minus the days in A/P and days in cash deposits. Inventory turns are determined by dividing 365 by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P, days in cash deposits, and inventory turns generally reflect improved cash management performance.

Days in A/R for Q3 2023 increased 9 days compared to Q3 2022 primarily due to higher average A/R in Q3 2023 compared to Q3 2022, offset in part by the impact of higher revenue in Q3 2023. Average A/R in Q3 2023 increased compared to Q3 2022 primarily due to higher revenue in Q3 2023. Days in inventory for Q3 2023 decreased 1 day from Q3 2022, primarily due to higher cost of sales in Q3 2023, offset in part by the impact of higher average inventory levels in Q3 2023. Higher cost of sales in Q3 2023 compared to Q3 2022 was due to our business growth. We carried higher average inventory levels in Q3 2023 compared to Q3 2022 primarily as a result of materials purchased in Q3 2023 to support the strong growth of our business. Days in A/P for Q3 2023 decreased 13 days compared to Q3 2022, due to the impact of higher cost of sales in Q3 2023 and lower average A/P in Q3 2023. Lower average A/P in Q3 2023 compared to Q3 2022 resulted from the timing of payments. Days in cash deposits for Q3 2023 increased 12 days compared to Q3 2022, primarily due to higher average cash deposits in Q3 2023, offset in part by the effect of higher cost of sales. We receive cash deposits from certain customers, which help alleviate the impact of inventory purchases on our cash flows (see chart above). The increase in average cash deposits in Q3 2023 compared to Q3 2022 is due to the growth of our business. Our customer cash deposit balance fluctuates depending on the levels of inventory we have been asked to procure by certain customers (to secure supply for future demand), or as we utilize inventory in production.

Days in A/R for Q3 2023 increased 5 days compared to Q2 2023, primarily due to higher average A/R in Q3 2023 compared to Q2 2023, offset in part by the impact of higher revenue in Q3 2023. Average A/R in Q3 2023 increased compared to Q2 2023 due mainly to higher revenue in Q3 2023. Days in inventory for Q3 2023 decreased 9 days from Q2 2023, primarily due to higher cost of sales in Q3 2023 and lower average inventory levels in Q3 2023 compared to Q2 2023. Cost of sales was higher in Q3 2023 sequentially mainly due to our business growth. Lower average inventory levels in Q3 2023 compared to Q2 2023 were due to the alleviation of supply chain constraints. Days in A/P for Q3 2023 decreased 3 days compared to Q2 2023, primarily due to higher cost of sales. Days in cash deposits for Q3 2023 were flat compared to Q2 2023, as the impact of higher cost of sales was substantially offset by the impact of higher average cash deposits in Q3 2023 compared to Q2 2023. Higher average cash deposits in Q3 2023 were due to the growth of our business.

    We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of global supply chain constraints), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of the Q3 2023 Interim Financial Statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs2), our measurement of deferred tax assets and liabilities, our estimated inventory write-downs and expected credit losses, and customer creditworthiness. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs, accelerated depreciation or amortization, or impairments of our assets or CGUs, and/or adjustments to the carrying amount of our A/R and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2022 AFS. The following paragraph identifies those accounting estimates which management considers to be "critical," defined as accounting estimates made in accordance with IFRS that involve a significant level of estimation uncertainty, and have had, or are reasonably likely to have, a material impact on the Company's financial condition or results of operations. No significant revisions to our critical accounting estimates and/or assumptions were made in Q3 2023.

Key sources of estimation uncertainty and judgment: We have applied significant estimates, judgments and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our determination of the timing of revenue recognition; whether events or changes in circumstances are indicators that an impairment review of our assets or CGUs should be conducted; and the measurement of our CGUs' recoverable amounts, which includes estimating future growth, profitability, and discount and terminal growth rates. See "Critical Accounting
2 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

Estimates" in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F for a detailed discussion of our critical accounting estimates.

In addition, we determined that no triggering event occurred in Q3 2023 or YTD 2023 (or to date) that would require an interim impairment assessment of our CGUs, and no significant impairments or adjustments were identified in Q3 2023 or YTD 2023 (or to date) related to our allowance for doubtful accounts, or the recoverability and valuation of our assets and liabilities.

Operating Results

    See "Overview — Overview of business environment" and "Recent Developments" above for a discussion of the impact of recent events and market conditions on our segments. See the initial paragraph of "Operating Results" in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F for a general discussion of factors that can cause our financial results to fluctuate from period to period.
Operating results expressed as a percentage of revenue:

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	91.3	89.9	91.4	90.5
Gross profit	8.7	10.1	8.6	9.5
SG&A	3.4	2.8	3.9	3.5
R&D costs	0.6	0.8	0.6	0.7
Amortization of intangible assets	0.5	0.5	0.6	0.5
Other charges, net of recoveries	0.1	0.3	0.1	0.2
Finance costs	0.9	0.9	0.7	1.1
Earnings before income taxes	3.2	4.8	2.7	3.5
Income tax expense	0.8	0.9	0.7	0.7
Net earnings for the period	2.4%	3.9%	2.0%	2.8%

Revenue:

    Aggregate revenue of $2.04 billion for Q3 2023 increased 6% compared to Q3 2022. Aggregate revenue of $5.82 billion for YTD 2023 increased 12% compared to YTD 2022.

    The following table sets forth revenue from our reportable segments, as well as segment and end market revenue as a percentage of total revenue, for the periods indicated (in millions, except percentages):

	Three months ended September 30				Nine months ended September 30
	2022		2023		2022		2023
ATS segment revenue	$765.5	40%	$859.4	42%	$2,157.5	41%	$2,516.9	43%
CCS segment revenue	1,157.8	60%	1,183.9	58%	3,049.9	59%	3,303.6	57%
Communications		42%		36%		40%		34%
Enterprise		18%		22%		19%		23%

Total revenue	$1,923.3		$2,043.3		$5,207.4		$5,820.5

ATS segment revenue for Q3 2023 and YTD 2023 increased $93.9 million (12%) and $359.4 million (17%) compared to Q3 2022 and YTD 2022, respectively, driven by the ramping of new green energy programs in our Industrial business, improving demand in our A&D business and solid growth in our HealthTech business (aggregate Industrial, A&D and HealthTech revenues increased 37% in Q3 2023 and 39% in YTD 2023 compared to the respective prior year periods), which more than offset the demand softness in our Capital Equipment business. We had no material adverse revenue impacts in Q3

2023 or YTD 2023 resulting from supply chain constraints (Q3 2022 and YTD 2022 — nil and approximately $17 million, respectively).

    CCS segment revenue for Q3 2023 increased $26.1 million (2%) compared to Q3 2022 and increased $253.7 million (8%) in YTD 2023 compared to YTD 2022. Communications end market revenue for Q3 2023 decreased $78.9 million (10%) compared to Q3 2022 and decreased $109.8 million (5%) in YTD 2023 compared to YTD 2022, in each case driven by strong comparative revenue for Q3 2022 and YTD 2022, respectively. Our HPS revenue for Q3 2023 decreased 5% to $493 million compared to Q3 2022, and accounted for 24% of our total Q3 2023 revenue (Q3 2022 — 27% of our total Q3 2022 revenue). Our HPS revenue for YTD 2023 decreased 9% to $1,218 million compared to YTD 2022, and accounted for 21% of our total YTD 2023 revenue (YTD 2022 — 26% of our total YTD 2022 revenue). Enterprise end market revenue for Q3 2023 increased $105.0 million (31%) compared to Q3 2022 and increased $363.5 million (37%) in YTD 2023 compared to YTD 2022, driven by program ramps and continued strong demand for proprietary compute. Supply chain constraints did not have a material adverse impact on CCS segment revenue in Q3 2023, YTD 2023, Q3 2022 or YTD 2022.

We depend on a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 66% and 62% of total revenue for Q3 2023 and YTD 2023, respectively (Q3 2022 and YTD 2022 — 67% and 66%, respectively). One customer (in our CCS segment) individually represented 10% or more of total revenue in Q3 2023 (23%) and in YTD 2023 (19%). Two customers (each in our CCS segment) individually represented 10% or more of total revenue (14% and 12%) in Q3 2022. One customer (in our CCS segment) individually represented 10% or more (11%) of total revenue in YTD 2022.

We generally enter into master supply agreements with our customers that provide the framework for our overall relationship, although such agreements do not typically guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and receive customer purchase orders for specific quantities and timing of products. We cannot assure that our current customers will continue to award us with follow-on or new business. Customers may also cancel contracts, and volume levels can be changed or delayed, any of which could have a material adverse impact on our results of operations, working capital performance (including requiring us to carry higher than expected levels of inventory, particularly in a supply-constrained environment, to enable us to meet demand requirements), and result in lower asset utilization and lower margins. We cannot assure the replacement of completed, delayed, cancelled or reduced orders, or that our current customers will continue to utilize our services, or renew their long-term manufacturing or services contracts with us on acceptable terms or at all. In addition, in any given quarter, we can experience quality and process variances related to materials, testing or other manufacturing or supply chain activities. Although we are successful in resolving the majority of these issues, the existence of these variances could have a material adverse impact on the demand for our services in future periods from any affected customers. Further, some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts, which may have a significant impact on our revenues and margins. Continuing market shifts to disaggregated solutions and open hardware platforms are adversely impacting demand from our traditional OEM Communications customers, but favorably impacting our service provider customers and our HPS business. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position.

Materials constraints caused delays in production and adversely impacted our revenues, margins and inventory levels in past periods. Although such negative impacts have diminished over recent periods, we anticipate that materials constraints (and longer lead-times for high-demand components and materials) will remain a risk for us in the near term, and may adversely impact our working capital performance.
Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Gross profit (in millions)	$167.7	$206.7	$450.1	$555.3
Gross margin	8.7%	10.1%	8.6%	9.5%

Gross profit for Q3 2023 increased by 23% to $206.7 million compared to Q3 2022. Gross profit for YTD 2023 increased by 23% to $555.3 million compared to YTD 2022. The increases in gross profit were primarily due to our strong revenue growth, partially offset by the effect of higher inventory write-downs ($8.7 million increase in Q3 2023 and $23.8 million increase in YTD 2023 compared to the respective prior year periods). Approximately two thirds of the Q3 2023 and YTD 2023 inventory write-downs related to our ATS segment. Increases in inventory write-downs in Q3 2023 and YTD 2023 compared to the respective prior year periods resulted from reduced demand for certain aged inventory (partially due to demand softness in our Capital Equipment business). We did not incur material Constraint Costs in Q3 2023, YTD 2023, or Q3 2022. In YTD 2022, as a result of materials constraints, Workforce Constraints and COVID-19-related expenses, gross profit was adversely impacted by approximately $4.0 million of estimated Constraint Costs recorded in Q1 2022 in costs of sales. See "Recent Developments — Segment Environment — Operational Impacts" above.

Gross margin increased from 8.7% in Q3 2022 to 10.1% in Q3 2023 and increased from 8.6% in YTD 2022 to 9.5% in YTD 2023. The increases in gross margin were primarily driven by volume leverage in both segments and improved mix.

See "Operating Results — Gross profit" in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F for a general discussion of the factors that can cause gross margin to fluctuate from period to period.

SG&A:
SG&A for Q3 2023 of $56.9 million (2.8% of total revenue) decreased $9.2 million compared to $66.1 million (3.4% of total revenue) for Q3 2022. SG&A for YTD 2023 of $203.9 million (3.5% of total revenue) increased $1.1 million compared to $202.8 million (3.9% of total revenue) for YTD 2022. The decrease in SG&A in Q3 2023 compared to Q3 2022 was mainly due to $17.6 million in favorable TRS FVAs (defined under "Segment income and margin" below) recorded in Q3 2023, offset in part by $2.6 million in higher employee SBC expenses (see below) and higher variable compensation in Q3 2023. The increase in SG&A in YTD 2023 compared to YTD 2022 was mainly due to $9.5 million in adverse foreign exchange movement (a $7.0 million loss in YTD 2023 compared to a $2.5 million gain in YTD 2022), $5.3 million in higher employee SBC expenses (described below), and higher variable compensation, substantially offset by $20.4 million of favorable TRS FVAs recorded in YTD 2023.

Segment income and margin:

    Segment performance is evaluated based on segment revenue (set forth above), segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of SG&A and R&D expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes Finance Costs (defined under "Finance Costs" below), employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges (Recoveries) (described under "Other Charges (Recoveries)" below), and commencing in Q1 2023, fair value adjustments (TRS FVAs) related to our total return swap agreement (TRS Agreement) executed in December 2022, as these costs and charges are managed and reviewed by our Chief Executive Officer at the company level. See the reconciliation of segment income to our earnings before income taxes for Q3 2023, YTD 2023 and the respective prior periods in note 3 to the Q3 2023 Interim Financial Statements. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the Company as a whole.

The following table shows segment income (in millions) and segment margin for the periods indicated:

	Three months ended September 30				Nine months ended September 30
	2022		2023		2022		2023
Segment income and segment margin:		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment	$38.0	5.0%	$42.1	4.9%	$104.7	4.9%	$118.6	4.7%
CCS segment	60.2	5.2%	73.6	6.2%	145.5	4.8%	198.9	6.0%

ATS segment income for Q3 2023 increased $4.1 million (11%) compared to Q3 2022 and increased $13.9 million (13%) in YTD 2023 compared to YTD 2022, driven by higher ATS segment revenue levels in Q3 2023 and YTD 2023 compared to the respective prior year periods, partially offset by the effect of the higher inventory write-downs described above (increase of approximately $5 million in Q3 2023 and approximately $13 million in YTD 2023 compared to the respective prior year periods) and softness in our Capital Equipment business. ATS segment margin decreased from 5.0% in Q3 2022 to 4.9% in Q3 2023 and decreased from 4.9% in YTD 2022 to 4.7% in YTD 2023, as the benefits of volume leverage and program ramps in our Industrial business were more than offset by softness in our Capital Equipment business.

CCS segment income for Q3 2023 increased $13.4 million (22%) compared to Q3 2022 and increased $53.4 million (37%) in YTD 2023 compared to YTD 2022, as a result of the higher CCS segment revenue levels in Q3 2023 and YTD 2023 compared to the respective prior year periods and improved mix, partially offset by the effect of the higher inventory write-downs described above (increase of approximately $4 million in Q3 2023 and approximately $11 million in YTD 2023 compared to the respective prior year periods). CCS segment margin increased from 5.2% for Q3 2022 to 6.2% in Q3 2023 and increased from 4.8% in YTD 2022 to 6.0% in YTD 2023, primarily driven by higher volumes with our hyperscaler customers and production efficiencies.

SBC expense and TRS FVAs:

In December 2022, we entered into the TRS Agreement to manage cash flow requirements and our exposure to fluctuations in the share price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. See "Liquidity — Cash requirements — TRS" below for further detail. The following table shows employee SBC expense (with respect to restricted share units (RSUs) and performance share units (PSUs) granted to employees), TRS FVAs, and director SBC expense (with respect to DSUs and RSUs issued to directors as compensation) for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Employee SBC expense in cost of sales	$3.8	$5.1	$14.7	$18.4
Employee SBC expense in SG&A	5.2	7.8	22.1	27.4
Total employee SBC expense	$9.0	$12.9	$36.8	$45.8

TRS FVAs (gains) in cost of sales	$—	$(11.8)	$—	$(13.8)
TRS FVAs (gains) in SG&A	—	(17.6)	—	(20.4)
Total TRS FVAs (gains)	$—	$(29.4)	$—	$(34.2)

Combined effect of SBC expense and TRS FVAs	$9.0	$(16.5)	$36.8	$11.6

Director SBC expense in SG&A(1)	$0.5	$0.6	$1.6	$1.8
(1) Expense consists of director compensation to be settled in SVS, or SVS and cash, as elected by each director.

    Our SBC expense may fluctuate from period to period to account for, among other things, new grants, forfeitures resulting from employee terminations or resignations, and the recognition of accelerated SBC expense for employees eligible for retirement (generally in the first quarter of the year associated with our annual grants). The portion of our employee SBC expense that relates to performance-based compensation is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined performance goals and financial targets. The increases in our employee SBC expense for Q3 2023 and YTD 2023 compared to respective prior year periods were primarily due to the adjustments we recorded in Q3 2023 and YTD 2023 to reflect an increase in the estimated number of PSUs expected to vest in Q1 2024.
Other Charges (Recoveries):

In addition to the items set forth below, Other Charges (Recoveries) for Q3 2022 and YTD 2022 included approximately $3 million and $95 million, respectively, in charges and equivalent recoveries resulting from the Batam Fire. See note 12 to the Q3 2023 Interim Financial Statements.

    We recorded the following restructuring and other charges (recoveries) for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Restructuring charges, net of recoveries	$1.6	$0.3	$5.6	$9.8
Transition Costs (Recoveries)	—	3.9	(2.1)	3.9
Acquisition Costs	—	0.6	0.4	0.9
Other costs (recoveries)	—	0.8	—	(0.9)
	$1.6	$5.6	$3.9	$13.7
Restructuring charges, net of recoveries:

    We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary.

    Our restructuring activities in Q3 2023 and YTD 2023 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded cash restructuring charges of $1.3 million and $7.9 million in Q3 2023 and YTD 2023, respectively, primarily for employee termination costs, offset in part by cash restructuring recoveries of $0.5 million (all within our CCS segment) in Q3 2023 and YTD 2023 related to sales of surplus equipment. We recorded non-cash restructuring charges of nil and $2.9 million in Q3 2023 and YTD 2023, respectively, consisting primarily of accelerated depreciation of equipment, building improvements and right-of-use (ROU) assets related to disengaging programs and vacated properties. We recorded non-cash restructuring recoveries of $0.5 million (all within ATS segment) in Q3 2023 and YTD 2023, which resulted from certain sublet recoveries that were higher than the carrying value of the related leases. In Q3 2023 and YTD 2023, our restructuring charges were split approximately evenly between our two segments. At September 30, 2023, our restructuring provision was $4.1 million (December 31, 2022 — $5.8 million), which we recorded in the current portion of provisions on our consolidated balance sheet.

We recorded cash restructuring charges of $1.6 million and $4.7 million in Q3 2022 and YTD 2022, respectively, consisting primarily of employee termination costs. We recorded nil non-cash restructuring charges in Q3 2022, and $0.9 million of such charges in YTD 2022, consisting primarily of the accelerated depreciation of: (i) assets related to disengaging programs in Q1 2022; and (ii) ROU assets in connection with vacated properties in Q2 2022. In Q3 2022 and YTD 2022, our restructuring charges were split approximately evenly between our two segments.

    We may also implement additional future restructuring actions or divestitures as a result of changes in our business, the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations.

Transition Costs (Recoveries):

    Transition Costs (Recoveries) are defined under "Non-IFRS Financial Measures" below. In Q3 2023 and YTD 2023, we incurred $3.9 million in Transition Costs (consisting of the Purchaser Lease Charge described under "Recent Developments — Corporate Headquarters Leases" above) and nil Transition Recoveries. We incurred no Transition Costs in Q3 2022 and $1.5 million of Transition Costs in YTD 2022, related primarily to the disposal of assets (attributable to our CCS segment) reclassified as held for sale in Q1 2022. We recorded no Transition Recoveries in Q3 2022 and $3.6 million of Transition Recoveries in YTD 2022, reflecting the gain on the disposal of such assets held for sale.

Acquisition Costs:

    We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).

We recorded Acquisition Costs of $0.6 million in Q3 2023 and $0.9 million in YTD 2023 related to potential acquisitions (Q3 2022 — nil; YTD 2022 — $0.4 million, related to the acquisition of PCI Private Limited in November 2021).

Other costs (recoveries):

Substantially all of other costs in Q3 2023 consisted of fees and expenses of the August Secondary Offering. Other costs (recoveries) in YTD 2023 consisted of legal recoveries of $2.7 million in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff, offset in part by an aggregate of $1.8 million of costs, substantially all of which consisted of fees and expenses of the June Secondary Offering and the August Secondary Offering (see note 7 to the Q3 2023 Interim Financial Statements).

Finance Costs:

    Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS Agreement, our A/R sales program, customer SFPs, and interest expense on our lease obligations, net of interest income earned. During Q3 2023 and YTD 2023, we paid Finance Costs of $15.7 million and $53.8 million, respectively (Q3 2022 and YTD 2022 — $15.3 million and $33.5 million, respectively).

Finance Costs we paid in Q3 2023 and Q3 2022 consisted primarily of Finance Costs under our A/R sales program and customer SFPs and interest under our credit facility. Finance Costs attributable to our A/R sales program and customer SFPs were relatively flat in Q3 2023 compared to Q3 2022, as the impact of higher interest rates were substantially offset by approximately $384 million in lower aggregate amounts sold under our A/R sales program and customer SFPs during Q3 2023 compared to Q3 2022. Interest we paid under our credit facility was relatively flat in Q3 2023 compared to Q3 2022, as the impact of higher interest rates was substantially offset by lower average intra-quarter borrowings under our revolving loan facility during Q3 2023 compared to Q3 2022. See "Liquidity — Cash used in financing activities — Financing and Finance Costs" and "Cash requirements — Financing Arrangements" below.

We paid $20.3 million higher Finance Costs in YTD 2023 compared to YTD 2022, mainly due to approximately $9 million higher Finance Costs attributable to our A/R sales program and customer SFPs, and approximately $11 million in higher aggregate interest paid under our credit facility. We paid higher Finance Costs under our A/R sales program and customer SFPs due to higher interest rates and approximately $282 million in higher aggregate amounts of A/R sold intra-period during YTD 2023 compared to YTD 2022 under these arrangements. We paid higher interest under our credit facility due to higher interest rates, partially offset by lower average intra-period borrowings under our revolving loan facility during YTD 2023 compared to YTD 2022. See "Liquidity — Cash used in financing activities — Financing and Finance Costs" and "Cash requirements — Financing Arrangements" below.

Income taxes:

For Q3 2023, we had a net income tax expense of $18.9 million on earnings before tax of $99.1 million, compared to a net income tax expense of $15.2 million on earnings before tax of $60.9 million for Q3 2022. For YTD 2023, we had a net income tax expense of $42.1 million on earnings before tax of $202.5 million, compared to a net income tax expense of $38.2 million on earnings before tax of $141.3 million for YTD 2022.

Our Q3 2023 net income tax expense included a $3.5 million tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Asian subsidiaries (Repatriation Expense). Our YTD 2023 net income tax expense included a $6.8 million Repatriation Expense, partially offset by the favorable impact of $5.5 million in reversals of tax uncertainties in one of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in Q3 2023 or YTD 2023.

Our Q3 2022 net income tax expense included an adverse $2.0 million taxable foreign exchange impact arising from the weakening of the Chinese renminbi relative to the U.S. dollar, our functional currency (Currency Impact). The withholding tax of $5.0 million associated with the repatriation of undistributed earnings from one of our Chinese subsidiaries (realized as current tax) was offset by the reversal of previously accrued deferred taxes from the then-anticipated repatriation of such undistributed earnings. Our YTD 2022 net income tax expense was favorably impacted by $4.9 million in reversals of tax uncertainties in one of our Asian subsidiaries, offset in part by an adverse $2.2 million Currency Impact.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions, and in jurisdictions with tax holidays, and tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business grant tax incentives to attract and retain our business. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

Implementation of the recent global minimum tax agreement in the jurisdictions in which we do business could, among other things, increase cash taxes, increase audit risk, and increase our worldwide corporate effective tax rate. We have applied the mandatory temporary exception under the May 2023 Amendments to IAS 12 issued by the IASB with regard to the recognition, measurement and disclosure of our deferred tax assets and liabilities related to Pillar Two income taxes (see note 2 to the Q3 2023 Interim Financial Statements). In addition, the Organization for Economic Cooperation and Development continues to issue guidelines and proposals related to Base Erosion and Profit Shifting which may result in legislative changes that could reshape international tax rules in numerous countries and negatively impact our effective tax rate. We cannot predict the outcome of any specific legislative proposals or initiatives, and we cannot provide assurance that any such legislation or initiative will not apply to us. Legislation or other changes in international tax laws could increase our tax liability or adversely affect our overall profitability and results of operations. We will continue to monitor the progress of global tax reform agreements and initiatives.

Our tax incentives currently consist of tax exemptions for the profits of our Thailand and Laos subsidiaries. We have three income tax incentives in Thailand. One of these incentives allows for a 50% income tax exemption until its expiration in 2027. The second incentive allows for a 100% income tax and distribution tax exemption for eight years, and expires in 2028. The third incentive allows for a 100% income tax exemption for six years, and expires in 2028. Our tax incentive in Laos allows for a 100% income tax exemption until 2025, and a reduced income tax rate of 8% thereafter. Upon full expiry of each of the incentives, taxable profits associated with such incentives become fully taxable. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted or expire.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, some of which we expect will be used to reduce taxable income in these jurisdictions in future periods, although not all are currently recognized as deferred tax assets. In addition, the tax benefits we are able to record related to restructuring charges and SBC expenses may be limited, as a significant portion of such amounts are incurred in jurisdictions with unrecognized loss carryforwards. Tax benefits we are able to record related to the accounting amortization of intangible assets are also limited based on the structure of our acquisitions. We review our deferred income tax assets at each reporting date and reduce them to the extent we believe it is no longer probable that we will realize the related tax benefits.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits in various jurisdictions which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and significant judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows.

    In Q3 2021, the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 million at Q3 2023 period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

Net earnings:

    Net earnings for Q3 2023 of $80.2 million increased $34.5 million compared to net earnings of $45.7 million for Q3 2022. This increase was primarily due to $39.0 million in higher gross profit and $9.2 million in lower SG&A, offset in part by $4.0 million in higher other charges (recoveries) and $5.3 million in higher R&D costs (to support the growth of our HPS business).

Net earnings for YTD 2023 of $160.4 million increased $57.3 million compared to net earnings of $103.1 million for YTD 2022. This increase was primarily due to $105.2 million in higher gross profit, offset in part by $11.5 million in higher R&D costs (to support the growth of our HPS business), $9.8 million in higher other charges (recoveries) and $21.7 million in higher Finance Costs.

Liquidity and Capital Resources

Liquidity
    The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31	September 30
	2022	2023
Cash and cash equivalents	$374.5	$353.1
Borrowings under credit facility*	627.2	613.4
* Excludes ordinary course L/Cs.

	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
Cash provided by operating activities	$74.4	$88.4	$196.6	$290.9
Cash used in investing activities	(38.7)	(26.2)	(76.6)	(90.5)
Cash used in financing activities	(37.9)	(69.8)	(150.7)	(221.8)
Changes in non-cash working capital items (included in operating activities above):
A/R	$49.4	$(295.3)	$98.6	$(205.5)
Inventories	(222.4)	84.5	(724.0)	89.2
Other current assets	(3.2)	(6.6)	(42.3)	22.7
A/P, accrued and other current liabilities and provisions	156.5	186.3	591.6	53.0
Working capital changes	$(19.7)	$(31.1)	$(76.1)	$(40.6)
Cash provided by operating activities:

In Q3 2023, we generated $88.4 million of cash from operating activities compared to $74.4 million in Q3 2022. The increase in cash from operating activities was primarily due to $34.5 million in higher net earnings (described in "Operating Results — Net earnings" above), $9.5 million in lower net income tax paid, and the following non-cash add-backs to net earnings: (i) $3.9 million in higher employee SBC expense and (ii) $3.4 million in higher net other charges, offset in part by

$11.4 million in higher working capital requirements and a $29.4 million TRS FVA gain recorded in Q3 2023 (as a non-cash deduction from net earnings). Higher working capital requirements for Q3 2023 compared to Q3 2022 reflect a $344.7 million decrease in A/R cash flows, partially offset by a $306.9 million improvement in inventory cash flows and a $29.8 million increase in A/P cash flows. The decrease in A/R cash flows in Q3 2023 compared to Q3 2022 was due to a higher A/R balance at September 30, 2023 (driven by higher revenue). Inventory cash flows improved in Q3 2023 compared to Q3 2022, due to lower inventory levels at September 30, 2023 (driven by improvements in the availability of materials). The increase in A/P cash flows in Q3 2023 compared to Q3 2022 was due to the timing of payments.

In YTD 2023, we generated $290.9 million of cash from operating activities compared to $196.6 million in YTD 2022. The increase in cash from operating activities was primarily due to $57.3 million in higher net earnings (described in "Operating Results — Net earnings" above), $35.5 million in lower working capital requirements, and the following non-cash add-backs to net earnings: (i) $21.7 million in higher Finance Costs, (ii) $9.8 million in higher depreciation and amortization (due to our increased capital expenditures in YTD 2023 compared to YTD 2022 as described in "Cash used in investing activities" below), (iii) $9.0 million in higher employee SBC expenses and (iv) $5.4 million in higher net other charges, offset in part by $13.7 million higher net income tax paid and a $34.2 million TRS FVA gain recorded in YTD 2023 (as a non-cash deduction from net earnings). Lower working capital requirements for YTD 2023 compared to YTD 2022 reflect a $813.2 million improvement in inventory cash flows and a $65.0 million increase in other current assets cash flows, substantially offset by a $538.6 million decrease in A/P cash flows and a $304.1 million decrease in A/R cash flows. The decrease in A/R cash flows and the improvement in inventory cash flows in YTD 2023 compared to YTD 2022 are due to the same reasons for such changes in Q3 2023 compared to Q3 2022 (see above). The increase in other current assets cash flows in YTD 2023 compared to YTD 2022 was due to the timing of vendor deposits and the receipt of certain customer and non-customer receivables (including $20 million of insurance proceeds related to the Batam Fire received in YTD 2023), as well as a delay in the recovery of indirect taxes in certain jurisdictions in YTD 2023. The decrease in A/P cash flows in YTD 2023 compared to YTD 2022 was due to the timing of payments and smaller increases in customer deposits (customer deposits increased approximately $190 million from December 31, 2021 to September 30, 2022 and approximately $50 million from December 31, 2022 to September 30, 2023). Customer deposit increases waned due to improvements in the availability of materials in YTD 2023.

From time to time, we extend payment terms applicable to certain customers, and/or provide longer payment terms to new customers. To substantially offset the effect of extended payment terms for particular customers on our working capital, we participate in three customer SFPs, pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. See "Summary of Q3 2023 and Year-to-Date Period" above for amounts of A/R sold under such arrangements as of recent period-ends.

Non-IFRS adjusted free cash flow:

    Non-IFRS adjusted free cash flow is a non-IFRS financial measure without a standardized meaning and may not be comparable to similar measures presented by other companies. We define non-IFRS adjusted free cash flow as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs paid (excluding debt issuance costs paid and any credit agreement waiver fees paid). As we do not consider debt issuance costs paid ($0.4 million in Q3 2023 and YTD 2023; nil and $0.8 million in Q3 2022 and YTD 2022, respectively) or such waiver fees (when applicable) to be part of our ongoing financing expenses, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by or used in operations (described above), to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity. See "Non-IFRS Financial Measures" below.

    A reconciliation of non-IFRS adjusted free cash flow to cash provided by operating activities measured under IFRS is set forth below:

(in millions)	Three months ended September 30		Nine months ended September 30
	2022	2023	2022	2023
IFRS cash provided by operations	$74.4	$88.4	$196.6	$290.9
Purchase of property, plant and equipment, net of sales proceeds	(38.7)	(26.2)	(76.6)	(90.5)
Lease payments	(13.0)	(12.8)	(36.1)	(36.9)
Finance Costs paid (excluding debt issuance costs paid)	(15.3)	(15.3)	(32.7)	(53.4)
Non-IFRS adjusted free cash flow	$7.4	$34.1	$51.2	$110.1

Our non-IFRS adjusted free cash flow of $34.1 million for Q3 2023 increased $26.7 million compared to $7.4 million for Q3 2022, primarily due to $14.0 million in higher cash generated from operations (as described above) and a $12.5 million decrease in cash flows used to purchase property, plant and equipment, net of sales proceeds (as described below).

Our non-IFRS adjusted free cash flow of $110.1 million for YTD 2023 increased $58.9 million compared to $51.2 million for YTD 2022, primarily due to $94.3 million in higher cash generated from operations (as described above), offset in part by a $13.9 million increase in cash flows used to purchase property, plant and equipment, net of sales proceeds (as described below) and a $20.7 million increase in Finance Costs paid (excluding debt issuance costs paid).

Cash used in investing activities:

Our capital expenditures for Q3 2023 and YTD 2023 were $27.0 million and $92.2 million, respectively (Q3 2022 — $38.7 million; YTD 2022 — $76.7 million), primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs in both of our segments (split approximately evenly between our segments for each of Q3 2023 and YTD 2023). We fund our capital expenditures from cash on hand and through the financing arrangements described below.

Cash used in and provided by financing activities:

SVS repurchases:

See "Summary of Q3 2023 and Year-to-Date Period" above for a table detailing our SVS repurchases for the periods indicated.

Financing and Finance Costs:

Credit Agreement

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which includes a term loan in the original principal amount of $350.0 million (Initial Term Loan), a term loan in the original principal amount of $365.0 million (Incremental Term Loan), and a $600.0 million revolving credit facility (Revolver). The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans. On June 14, 2023 (effective for all new interest periods for existing borrowings and all new borrowings as of such date), we amended the Credit Facility, via a sixth and seventh amendment thereto (the June 2023 Amendments), to replace LIBOR with the term Secured Overnight Financing Rate (SOFR) plus 0.1% (Adjusted Term SOFR). The June 2023 Amendments did not have a significant impact on our Q3 2023 Interim Financial Statements. See note 6 to the Q3 2023 Interim Financial Statements for further detail.

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature in March 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature in December 2026.

The Incremental Term Loan requires quarterly principal repayments of $4.5625 million, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875 million, all of which have been paid in prior years. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on 2022 excess cash flow will be required in 2023. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2022 net cash proceeds will be required in 2023. Any outstanding amounts under the Revolver are due at maturity.

Activity under our Credit Facility during 2022 and YTD 2023 is set forth below:

(in millions)	Revolver(1)	Term loans
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022 (2)	—	(4.5625)
Amount repaid in Q2 2022 (2)	—	(4.5625)
Amount repaid in Q3 2022 (2)	—	(4.5625)
Amount repaid in Q4 2022 (3)	—	(19.5625)
Outstanding balances as of December 31, 2022	$—	$627.2
Amount repaid in Q1 2023 (2)	—	(4.5625)
Amount repaid in Q2 2023 (2)	—	(4.5625)
Amount repaid in Q3 2023 (2)	—	(4.5625)
Outstanding balances as of September 30, 2023	$—	$613.4
(1)    In addition to the activity described in this table, during the periods set forth above, we have made intra-quarter borrowings and repayments under the Revolver (Intra-Quarter B/Rs), in each case drawn and repaid in full during the same quarter, with no impact to the amounts outstanding at the relevant quarter-end. Such Intra-Quarter B/Rs are offset against each other, and are excluded from this table. Intra-Quarter B/Rs in Q3 2023, Q2 2023 and Q1 2023 were $140 million, $200 million and $281 million, respectively (Q4 2022, Q3 2022, Q2 2022 and Q1 2022 — $300 million, $359 million, $348 million and $228 million, respectively).
(2)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan.
(3)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan and a $15.0 million voluntary prepayment under the Initial Term Loan.

Interest expense under the Credit Facility, including the impact of our interest rate swap agreements (described below), was $11.4 million and $36.8 million in Q3 2023 and YTD 2023, respectively (Q3 2022 — $11.1 million; YTD 2022 — $25.8 million). Interest we paid under our Credit Facility was relatively flat in Q3 2023 compared to Q3 2022, as the impact of higher interest rates was substantially offset by lower average intra-quarter borrowings under the Revolver during Q3 2023 compared to Q3 2022. We paid higher interest under our Credit Facility in YTD 2023 compared to YTD 2022 as a result of higher interest rates, partially offset by lower average intra-quarter borrowings during YTD 2023 compared to YTD 2022. See footnote (1) to the table above. Any further increase in prevailing interest rates, margins, or amounts borrowed (intra-quarter or in the aggregate) would cause our interest expense to increase. Commitment fees paid in Q3 2023 and YTD 2023 were $0.4 million and $1.1 million, respectively (Q3 2022 — $0.3 million; YTD 2022 — $1.1 million). No debt issuance costs were incurred in Q3 2023 or Q3 2022. Debt issuance costs incurred in YTD 2023 totaling $0.4 million (YTD 2022 — $0.6 million) in connection with security arrangements under, and/or the amendment of, the Credit Facility are deferred on our consolidated balance sheet and amortized to Finance Costs. Interest rates for outstanding borrowings under the Credit Facility as of September 30, 2023 are described under "Capital Resources" below.

See "Operating Results — Finance Costs" above for a description of Finance Costs paid in Q3 2023 and YTD 2023 and the respective prior year periods.

Lease payments:

    During Q3 2023 and YTD 2023, we paid $12.8 million and $36.9 million, respectively (Q3 2022 — $13.0 million; YTD 2022 — $36.1 million) in lease payments.

Proceeds from partial TRS settlement:

In September 2023, we terminated a portion of the TRS Agreement by reducing the notional amount thereunder by 0.5 million SVS. In connection therewith, we received $5.0 million from the relevant counterparty, which was recorded in cash provided by financing activities in our consolidated statement of cash flows for Q3 2023 and YTD 2023. See note 10 to the Q3 2023 Interim Financial Statements for further detail.

Cash requirements:

Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. As a result, we typically make Intra-Quarter B/Rs, sell A/R through our A/R sales program, and participate in customer SFPs, when permitted. We believe that our combined use of A/R sales and Intra-Quarter B/Rs is an effective way to manage our short-term liquidity and working capital requirements. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. See footnote (1) to the Credit Facility activity table above and "Financing Arrangements" below.

Based on our current cash flow budgets and forecasts of our short-term and long-term liquidity needs, we believe that our current and projected sources of liquidity will be sufficient to fund our anticipated liquidity needs for the next twelve months and beyond. Specifically, we believe that cash flow from operating activities, together with cash on hand, availability under the Revolver ($589.5 million at September 30, 2023), potential availability under uncommitted intraday and overnight bank overdraft facilities, and cash from accepted sales of A/R, will be sufficient to fund our anticipated working capital needs, planned capital spending, contractual obligations and other cash requirements (including any required SBC share repurchases, debt repayments and Finance Costs). See "Capital Resources" below. Notwithstanding the foregoing, although we anticipate that we will be able to repay or refinance outstanding obligations under our Credit Facility when they mature (our primary current long-term cash liquidity requirement), there can be no assurance we will be able to do so, or that the terms of any refinancing will be favorable. In addition, we may require additional capital in the future to fund capital expenditures, acquisitions (including contingent consideration payments), strategic transactions or other investments. We will continue to assess our liquidity position and potential sources of supplemental liquidity in view of our objectives, operating performance, economic and capital market conditions and other relevant circumstances. Our operating performance may also be affected by matters discussed under the Risk Factors section of our 2022 20-F. These risks and uncertainties may adversely affect our long-term liquidity.

There have been no material changes to the information set forth under "Contractual Obligations" and "Additional Commitments" of the "Liquidity" section of Item 5, Operating and Financial Review and Prospects, of our 2022 20-F.

Financing Arrangements:

    See "Liquidity — Cash used in financing activities— Financing and Finance Costs" above for our contractual repayment obligations under the Credit Facility, as well as interest expense and commitment fees paid in Q3 2023, YTD 2023 and the respective prior year periods thereunder. Annual interest expense and fees under the Credit Facility, including the impact of our interest rate swap agreements, based on amounts and swap agreements outstanding as of September 30, 2023, are approximately $47 million. Interest rates applicable to outstanding borrowings under the Credit Facility are described under "Capital Resources" below.

    We do not believe that the aggregate amounts outstanding under our Credit Facility as at September 30, 2023 ($613.4 million under the Term Loans and $10.5 million in ordinary course L/Cs) had or will have a material adverse impact on our liquidity, our results of operations or financial condition (unless our debt obligations mature without refinancing). In addition, since all Intra-Quarter B/Rs are borrowed and repaid in the same period, we do not believe that such borrowings have had (or that any such future borrowings will have) a material adverse impact on our liquidity, results of operations or financial condition. See "Capital Resources" below for a description of our available sources of liquidity.

However, our current outstanding indebtedness, and the mandatory prepayment provisions of the Credit Facility (described above), require us to use a portion of our cash flow to service such debt, and may reduce our ability to fund future acquisitions and/or to respond to unexpected capital requirements; limit our ability to obtain additional financing for future investments, working capital, or other corporate purposes; limit our ability to refinance our indebtedness on terms acceptable to us or at all; limit our flexibility to plan for and adjust to changing business and market conditions; increase our vulnerability to general adverse economic and industry conditions; and/or reduce our debt agency ratings. Existing or increased third-party indebtedness could have a variety of other adverse effects, including: (i) default and foreclosure on our assets if refinancing is unavailable on acceptable terms and we have insufficient funds to repay the debt obligations when due; and (ii) acceleration of such indebtedness or cross-defaults if we breach applicable financial or other covenants and such breaches are not waived.

    The Credit Facility contains restrictive covenants that limit our ability to engage in specified types of transactions, and prohibit share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount, as well as specified financial covenants (described in "Capital Resources" below). Currently, we expect to remain in compliance with our Credit Facility covenants. However, our ability to maintain compliance with applicable financial covenants will depend on our ongoing financial and operating performance, which, in turn, may be impacted by economic conditions and financial, market, and competitive factors, many of which are beyond our control. A breach of any such covenants could result in a default under the instruments governing our indebtedness.

As at September 30, 2023 and December 31, 2022, other than ordinary course L/Cs, no amounts were outstanding under the Revolver (however, we made $140 million of Intra-Quarter B/Rs during Q3 2023 to manage our short-term liquidity and working capital requirements). See footnote (1) to the Credit Facility activity table under "Financing and Finance Costs — Credit Agreement" above for Intra-Quarter B/Rs during recent periods. At September 30, 2023, $66.5 million of A/R were sold under our A/R sales program (December 31, 2022 — $245.6 million sold). In order to offset the impact of extended payment terms for particular customers on our working capital, we also participate in three customer SFPs, pursuant to which we sell A/R from such customers to third-party banks on an uncommitted basis to receive earlier payment. At September 30, 2023, we sold $92.5 million of A/R under the SFPs (December 31, 2022 — $105.6 million sold). We sold an aggregate of approximately $848 million, $734 million and $291 million of A/R during Q1 2023, Q2 2023 and Q3 2023, respectively (Q1 2022, Q2 2022 and Q3 2022 — $431 million, $485 million and $675 million, respectively) under our A/R sales program and customer SFPs, in each case through one or more tranches of sales within the respective quarter. See "Capital Resources" below for a description of our A/R sales program and SFPs. We vary the amounts we offer to sell under our A/R sales program and customer SFPs depending on our short-term ordinary course cash requirements.

TRS:

In December 2022, we entered into the TRS Agreement with a third-party bank with respect to a notional amount of 3.0 million of our SVS (Notional Amount) to manage our cash flow requirements and exposure to fluctuations in the price of our SVS in connection with the settlement of certain outstanding equity awards under our SBC plans. The counterparty under the TRS Agreement is obligated to make a payment to us upon its termination (in whole or in part) or expiration (Settlement) based on the increase (if any) in the value of the TRS (as defined in the TRS Agreement) over the agreement's term, in exchange for periodic payments made by us based on the counterparty's SVS purchase costs and secured overnight financing rate (SOFR) plus a specified margin. Similarly, if the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. The change in value of the TRS is determined by comparing the average amount realized by the counterparty upon the disposition of purchased SVS to the average amount paid for such SVS. In September 2023, we terminated a portion of the TRS Agreement by reducing the Notional Amount by 0.5 million SVS. We received $5.0 million from the counterparty in connection therewith, which was recorded in cash provided by financing activities in our consolidated statement of cash flows. As the interest payments under the TRS Agreement will vary from period to period and the value of our SVS upon Settlement cannot be ascertained in advance, we cannot determine future interest and/or other payments that may be payable by (or to) us with respect to our TRS Agreement. We expect to fund required payments under our TRS Agreement from cash on hand.

Repatriations:

As at September 30, 2023, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada, a large part of which may be subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries, which we do not intend to repatriate in the foreseeable future, are not subject to these withholding taxes. We repatriated approximately $9 million and $133 million in cash in Q3 2023 and YTD 2023, respectively, from various of our foreign subsidiaries, and remitted related previously-accrued withholding taxes of approximately $1 million and $6 million in Q3 2023 and YTD 2023, respectively. We currently expect to repatriate an aggregate of approximately $105 million of cash in the foreseeable future from various foreign subsidiaries, and have recorded anticipated related withholding taxes as deferred income tax liabilities (approximately $6 million). While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had (and are not reasonably likely to have) a material impact on our ability to meet our cash obligations. At September 30, 2023, we had approximately $238 million (December 31, 2022 — $297 million) of cash and cash equivalents held by foreign subsidiaries outside of Canada that we do not intend to repatriate in the foreseeable future.

Capital Expenditures:

Our capital spending varies each period based on, among other things, the timing of new business wins and forecasted sales levels. We currently estimate that capital spending for 2023 will be at the high end of our anticipated range of 1.5% to 2% of revenue, and expect to fund these expenditures from cash on hand and through the financing arrangements described below under "Capital Resources."

SVS Repurchases:

We have funded and intend to continue to fund our SVS repurchases under our NCIBs from cash on hand, borrowings under the Revolver, or a combination thereof. We have funded, and expect to continue to fund, SVS repurchases to satisfy delivery obligations under SBC plan awards from cash on hand. The timing of, and the amounts paid for, these repurchases can vary from period to period. See "Summary of Q3 2023 and Year-to-Date Period" above.

Restructuring Provision:

At September 30, 2023, our restructuring provision was $4.1 million, which we intend to fund from cash on hand.

Lease Obligations:

At September 30, 2023, we recognized a total of $179.6 million in lease liabilities (December 31, 2022 — $162.4 million). In addition to these lease liabilities, we have commitments under additional real property leases not recognized as liabilities as of September 30, 2023 because such leases had not yet commenced. A description of, and minimum lease obligations under, these leases are disclosed in note 24 to the 2022 AFS. All lease obligations are expected to be funded with cash on hand and through the financing arrangements described below under "Capital Resources."

Litigation and contingencies (including indemnities):

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity. See "Operating Results — Income Taxes" above for a description of an ongoing Romanian income and value-added tax matter.

We provide routine indemnifications, the terms of which range in duration and scope, and often are not explicitly defined, including for third-party intellectual property infringement, certain negligence claims, and for our directors and officers. We have also provided indemnifications in connection with the sale of certain assets and each of the June Secondary Offering and the August Secondary Offering. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties or insurance to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Capital Resources

Our capital resources consist of cash provided by operating activities, access to the Revolver, uncommitted intraday and overnight bank overdraft facilities, an uncommitted A/R sales program, three uncommitted SFPs, and our ability to issue debt or equity securities. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, and our main objectives are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At September 30, 2023, we had cash and cash equivalents of $353.1 million (December 31, 2022 — $374.5 million), the majority of which were denominated in U.S. dollars. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

    As of September 30, 2023, an aggregate of $613.4 million was outstanding under the Term Loans, and other than ordinary course L/Cs, no amounts were outstanding under the Revolver (December 31, 2022 — $627.2 million outstanding under the Term Loans, and other than ordinary course L/Cs, no amounts were outstanding under the Revolver). See "Liquidity — Cash used in financing activities — Financing and Finance Costs" above for a discussion of amounts borrowed and repaid under our Credit Facility during YTD 2023 and 2022. Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the Revolver and the Term Loans without any other premium or penalty. Repaid amounts on the Term Loans may not be re-borrowed. Repaid amounts on the Revolver may be re-borrowed. As of September 30, 2023, we had $589.5 million available under the Revolver for future borrowings, after reflecting outstanding letters of credit issued under the Credit Facility (December 31, 2022 — $582.0 million of availability).

    The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0 million, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. See "Capital Resources" in Item 5, Operating and Financial Review and Prospects, of the 2022 20-F and note 11 to the 2022 AFS for a description of permitted uses for the Revolver, a $50.0 million sub-limit for swing-line loans, and a $150.0 million sub-limit for L/Cs thereunder. See note 6 to the Q3 2023 Interim Financial Statements for a description of the range of interest rates, margins and commitment fees applicable to borrowings under the Credit Facility.

As of September 30, 2023, the Initial Term Loan bears interest at Adjusted Term SOFR plus 2.125%, and the Incremental Term Loan bears interest at Adjusted Term SOFR plus 1.75%.

    In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest. At September 30, 2023, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings that expire in June 2024 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the Initial Swaps and continue through December 2025; (iii) interest rate swaps hedging the interest rate risk associated with $100.0 million of outstanding borrowings under the Incremental Term Loan that expire in December 2023 (Incremental Swaps); (iv) interest rate swaps hedging the interest rate risk associated with $100.0 million of our Incremental Term Loan borrowings, for which the cash flows commence upon the expiration of the Incremental Swaps and continue through December 2025; and (v) interest rate swaps hedging the interest rate risk associated with an additional $130.0 million of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). We have an option to cancel up to $50.0 million of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025. See note 20 to the 2022 AFS for further detail. We amended our Credit Facility in June 2023 to replace LIBOR with Adjusted Term SOFR (described above). All of our interest rate swap agreements were similarly amended in June 2023 (which constituted our remaining agreements indexed to LIBOR). None of these amendments (individually or in the aggregate) had a significant impact on our Q3 2023 Interim Financial Statements. We continue to apply hedge accounting on our interest rate swaps.

At September 30, 2023, the interest rate risk related to $283.4 million of borrowings under the Credit Facility was unhedged (December 31, 2022 — $297.2 million), consisting in each case of unhedged amounts outstanding under the Term Loans. Other than ordinary course L/Cs, no amounts were outstanding under the Revolver as at September 30, 2023 or December 31, 2022.

    We are required to comply with certain restrictive covenants under the Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets, specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. At September 30, 2023, we were in compliance with all restrictive and financial covenants under the Credit Facility. Our Credit Facility also prohibits share repurchases for cancellation if our leverage ratio (as defined in such facility) exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction was not in effect during YTD 2023 or at September 30, 2023. The obligations under the Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the Credit Facility. The Credit Facility contains customary events of default. If an event of default occurs and is continuing (and is not waived), the Administrative Agent may declare all amounts outstanding under the Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

    At September 30, 2023, we had $10.5 million outstanding in L/Cs under the Revolver (December 31, 2022 — $18.0 million). We also arrange L/Cs and surety bonds outside of the Revolver. At September 30, 2023, we had $16.0 million of such L/Cs and surety bonds outstanding (December 31, 2022 — $23.8 million).

    At September 30, 2023, we also had a total of $198.5 million in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2022 — $198.5 million). There were no amounts outstanding under these overdraft facilities at September 30, 2023 or December 31, 2022.

We are party to an agreement with a third-party bank to sell up to $450.0 million in A/R on an uncommitted, revolving basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and was so extended in early March 2023. This agreement may be terminated at any time by the bank or by us upon 3 months' prior notice, or by the bank upon specified defaults. We also participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis to receive earlier payment (substantially offsetting the effect of such customer's extended payment terms on our working capital for the period). The SFPs have indefinite terms and may be terminated at any time by the customer or by us upon specified prior notice. A/R are sold under these arrangements net of discount charges. See note 4 to the Q3 2023 Interim Financial Statements for further detail. As our A/R sales program and the SFPs are on an uncommitted basis, there can be no assurance that any of the banks will purchase any of the A/R we intend to sell to them thereunder. However, as the A/R that we offer to sell under these programs are largely from customers we deem to be creditworthy, we believe that such offers will continue to be accepted notwithstanding the current environment. See "Liquidity — Cash requirements — Financing Arrangements" above for a description of A/R amounts sold under these arrangements as of recent period-ends.

The timing and the amounts we borrow and repay under our Revolver (including Intra-Quarter B/Rs) and overdraft facilities, or sell under the SFPs or our A/R sales program, can vary significantly from month-to-month depending on our working capital and other cash requirements. See "Operating Results — Finance Costs" and Liquidity — "Cash used in financing activities" and "Cash requirements" above.

    Our strategy on capital risk management has not changed significantly since the end of 2022. Other than the restrictive and financial covenants associated with our Credit Facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments and financial risks:

We are exposed to a variety of risks associated with financial instruments and otherwise. Except as set forth below, there have been no material changes to our primary market risk exposures or our management of such exposures during Q3 2023 or YTD 2023 from the description set forth in note 20 to our 2022 AFS and under "Capital Resources — Financial instruments and financial risks" in Item 5, Operating and Financial Review and Prospects, of the 2022 20-F.

Currency risk: We enter into foreign currency forward contracts to hedge our cash flow exposures and swaps to hedge our monetary asset and liability exposures, generally for periods of up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the foreign currency risk related to our operating costs and future cash flows denominated in local currencies. See note 10 to our Q3 2023 Interim Financial Statements for a listing of our foreign currency forwards and swaps to trade U.S. dollars in exchange for specified currencies at September 30, 2023. The aggregate fair value of the outstanding contracts at September 30, 2023 was a net unrealized loss of $13.2 million (December 31, 2022 — net unrealized gain of $5.2 million), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

Equity price risk: See "Liquidity — Cash requirements — TRS" above for a description of the TRS Agreement. If the value of the TRS (as defined in the TRS Agreement) decreases over the term of the TRS Agreement, we are obligated to pay the counterparty the amount of such decrease upon Settlement. As a result, the TRS Agreement is subject to equity price risk. By the end of Q1 2023, the counterparty to the TRS had acquired the entire Notional Amount at a weighted average price of $12.73 per share. In September 2023, we terminated a portion of the TRS Agreement by reducing the Notional Amount by 0.5 million SVS. We received $5.0 million from the counterparty in connection therewith, which was recorded in cash provided by financing activities in our consolidated statement of cash flows. As of September 30, 2023, the fair value of the TRS Agreement was an unrealized gain of $29.2 million, which we recorded in other current assets on our consolidated balance sheet. A one dollar decrease in our SVS price would decrease the value of the TRS as of September 30, 2023 by $2.5 million.

Interest rate risk: Borrowings under the Credit Facility bear interest at specified rates, plus specified margins (described in note 6 to our Q3 2023 Interim Financial Statements), and expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate with a fixed rate of interest for a portion of the borrowings under our Term Loans (described above). At September 30, 2023, the fair value of our interest rate swap agreements was an unrealized gain of $20.0 million (December 31, 2022 — an unrealized gain of $18.7 million). The change in the fair value of the swaps is a result of recent increases in the forward interest rates compared to our fixed rates. A further increase in forward interest rates would cause an additional increase in the amount of the gain. A one-percentage point increase in relevant interest rates would increase interest expense, based on outstanding borrowings under the Credit Facility at September 30, 2023, by $2.8 million annually, including the impact of our interest rate swap agreements, and by $6.1 million annually, without accounting for such agreements. In June 2023, we amended the Credit Agreement and our interest rate swap agreements to replace LIBOR with Adjusted Term SOFR. These amendments had no significant impact (individually or in the aggregate) on our Q3 2023 Interim Financial Statements.

See "Liquidity — Cash requirements — TRS" above for a description of the TRS Agreement. Interest payments under the TRS Agreement are based on a variable interest rate (SOFR). A one-percentage point increase in relevant interest rates would cause an insignificant increase of our annual interest expense.

Related Party Transactions

    Prior to the August Secondary Offering, Onex beneficially owned, controlled, or directed, directly or indirectly, all of our issued and outstanding MVS. Accordingly, Onex had the ability to exercise significant influence over our business and affairs and generally had the power to determine all matters submitted to a vote of our shareholders where the SVS and MVS vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board of Onex, indirectly owns shares representing the majority of the voting rights of the shares of Onex. However, as a result of the August Secondary Offering, we have no MVS outstanding and Onex is no longer our controlling shareholder. See "Recent Developments — Secondary Offerings" above for a description of the August Secondary Offering and the related Underwriting Agreement.

The agreement among Onex, Celestica and Computershare Trust Company of Canada (as successor to the Montreal Trust Company of Canada), as trustee for the benefit of the holders of the SVS, described in Item 5, Operating and Financial Review and Prospects, of our 2022 20-F terminated as of September 3, 2023.

See "Recent Developments — Termination of Services Agreement and Board Member Resignation" above for details related to termination of our Services Agreement with Onex for the services of Mr. Tawfiq Popatia as a member of our Board and the settlement of outstanding DSUs in connection therewith.

Outstanding Share Data

As of October 20, 2023, we had 119,359,566 outstanding SVS and no outstanding MVS. As of such date, we also had 369,842 outstanding stock options, 4,100,740 outstanding RSUs, 4,846,563 outstanding PSUs assuming vesting of 100% of the target amount granted (PSUs that will vest range from 0% to 200% of the target amount granted), and 1,071,138 outstanding DSUs; each vested option or unit entitling the holder thereof to receive one SVS (or in certain cases, cash) pursuant to the terms thereof, subject to certain time or performance-based vesting conditions.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management, under the supervision of and with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2023. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of September 30, 2023, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during Q3 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Unaudited Quarterly Financial Highlights

Q3 2023 compared to Q2 2023:

    Total revenue for Q3 2023 increased $103.9 million or 5% compared to Q2 2023. Compared to the previous quarter, ATS segment revenue was relatively flat. CCS segment revenue increased $109.8 million (10%) in Q3 2023 compared to Q2 2023. Communications end market revenue increased $166.1 million (29%) sequentially, due to program ramps and improved materials availability. Enterprise end market revenue decreased $56.3 million (11%) sequentially, due to reduced and delayed demand in certain storage programs. Gross profit for Q3 2023 increased sequentially by $22.1 million (12%), due to the higher revenue in Q3 2023. Gross margin increased from 9.5% in Q2 2023 to 10.1% to Q3 2023 due to production efficiency and higher volume. CCS segment income for Q3 2023 of $73.6 million increased $9.1 million from Q2 2023 and CCS segment margin increased from 6.0% in Q2 2023 to 6.2% in Q3 2023, driven by the strong performance in our Communications end market, partially offset by softness in our Enterprise end market. ATS segment income was flat sequentially. ATS segment margin increased from 4.8% in Q2 2023 to 4.9% in Q3 2023 due to improved mix. Net earnings for Q3 2023 of $80.2 million represented a $24.7 million increase compared to net earnings of $55.5 million for Q2 2023, primarily due to the higher gross profit described above and $12.2 million in lower SG&A, partially offset by $8.7 million in higher income tax expense. Lower SG&A in Q3 2023 compared to Q2 2023 was mainly due to $14.7 million in higher favorable TRS FVAs sequentially.

Select Q3 2023 Results:

	Q3 2023 Actual	Q3 2023 Guidance
IFRS revenue (in billions)	$2.04	$1.90 to $2.05
IFRS earnings from operations as a % of revenue	5.7%	N/A
Non-IFRS operating margin*	5.7%	5.6% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
IFRS SG&A (in millions)	$56.9	N/A
Non-IFRS adjusted SG&A* (in millions)	$66.7	$66 to $68
IFRS EPS (diluted)(1)	$0.67	N/A
Non-IFRS adjusted EPS*	$0.65	$0.56 to $0.62
* These non-IFRS financial measures (including ratios) do not have standardized meanings and may not be comparable to similar measures presented by other companies. A discussion of non-IFRS financial measures included herein, and a reconciliation of historical non-IFRS financial measures to the most directly-comparable IFRS financial measures, is set forth in "Non-IFRS Financial Measures" below. "Non-IFRS Financial Measures" below also describes modifications to the calculation of certain non-IFRS financial measures as a result of: (x) a recently-applicable exclusion related to our TRS; and (y) the recent addition of certain costs to other charges, substantially all of which consist of additional Transition Costs and Secondary Offering Costs (each defined under "Non-IFRS Financial Measures" below).
(1) IFRS EPS of $0.67 for Q3 2023 included an aggregate charge of $0.20 (pre-tax) per share for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges (excluding restructuring recoveries). See "Operating Results" above and "Non-IFRS Financial Measures" below for per-item charges. This aggregate charge was within our Q3 2023 guidance range of between $0.17 to $0.23 per share for these items.

For Q3 2023, our revenue was towards the high end of our guidance range; our non-IFRS adjusted EPS exceeded the high end of our guidance range, and our non-IFRS operating margin exceeded the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges, driven by unanticipated strong market demand and better than expected mix. Non-IFRS adjusted SG&A for Q3 2023 was within our guidance range. Our IFRS effective tax rate for Q3 2023 was 19%. Our non-IFRS adjusted effective tax rate for Q3 2023 was 20%, higher than our anticipated estimate of approximately 19%, mainly due to an increase in the amount of undistributed earnings that we anticipate repatriating from certain of our Asian subsidiaries.

Non-IFRS Financial Measures

Management uses adjusted net earnings and the other non-IFRS financial measures (including ratios based on non-IFRS financial measures) described herein to (i) assess operating performance and the effective use and allocation of resources, (ii) provide more meaningful period-to-period comparisons of operating results, (iii) enhance investors' understanding of the core operating results of our business, and (iv) set management incentive targets. We believe the non-IFRS financial measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources that we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management's determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations. We believe investors use both IFRS and non-IFRS financial measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-GAAP financial measures to describe similar financial metrics.

In Q4 2022, we entered into the TRS Agreement. Similar to employee SBC expense, quarterly TRS FVAs are classified in cost of sales and SG&A expenses in our consolidated statement of operations. Commencing in Q1 2023, TRS FVAs are excluded in our determination of the following non-IFRS financial measures included herein: adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings, non-IFRS operating margin, adjusted net earnings and adjusted EPS (for the reasons described below). TRS FVAs also impact the determination of our non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate.

Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure. The most significant limitation to management's use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS financial measures back to the most directly comparable financial measures determined under IFRS.

    The following non-IFRS financial measures are included in this MD&A: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings (or adjusted EBIAT), non-IFRS operating margin (non-IFRS operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, adjusted free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating our non-IFRS financial measures other than non-IFRS adjusted free cash flow (which is described in footnote (3) to the table below), management excludes the following items (where indicated): employee SBC expense, TRS FVAs, amortization of intangible assets (excluding computer software), and Other Charges (Recoveries) (defined below), all net of the associated tax adjustments (quantified in the table below), and any non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites). The economic substance of these exclusions (where applicable to the periods presented) and management's rationale for excluding them from non-IFRS financial measures is provided below:

Employee SBC expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

TRS FVAs represent mark-to-market adjustments to our TRS, as the TRS is recorded at fair value at each quarter end. We exclude the impact of these non-cash fair value adjustments (both positive and negative), as they reflect fluctuations in the market price of our SVS from period to period, and not our ongoing operating performance. In addition, we believe that excluding these non-cash adjustments permits a better comparison of our core operating results to those of our competitors.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Other Charges (Recoveries) consist of, when applicable: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); Acquisition Costs (Recoveries); legal settlements (recoveries); specified credit facility-related charges; post-employment benefit plan losses; and commencing in Q2 2023, Secondary Offering Costs (defined below) and related costs pertaining to certain accounting considerations. We exclude these charges and recoveries because we believe that they are not directly related to ongoing operating results, and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs or recoveries. Our competitors may record similar charges and recoveries at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges and recoveries in assessing operating performance. In addition, Other Charges (Recoveries) for Q3 2022 and YTD 2022 included approximately $3 million and $95 million, respectively, in charges and equivalent recoveries resulting from the Batam Fire. See note 12 to the Q3 2023 Interim Financial Statements.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations, accelerated depreciation of owned property and equipment which are no longer used and are available for sale, and reductions in infrastructure.

    Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions); and (iii) with respect to Q3 2023 and YTD 2023, the Purchaser Lease Charge. In connection with our March 2019 Toronto real property sale, we treated associated relocation and duplicate costs as Transition Costs. As part of such sale, we entered into a 10-year lease with the purchaser of such property for our then-anticipated headquarters, to be built by such purchaser on the site of our former location (Purchaser Lease). However, as previously disclosed, we were informed that due to construction issues, the commencement date of the Purchaser Lease would be delayed beyond the prior target of May 2023. As a result, in November 2022, we extended (on a long-term basis) the lease on our current corporate headquarters. Subsequently, we were informed that the Purchaser Lease would commence in June 2024. In Q3 2023, we executed a sublease for a portion of the space under the Purchaser Lease. Consistent with our prior treatment of duplicate costs incurred as a result of our 2019 Toronto real property sale, we recorded the $3.9 million Purchaser Lease Charge as Transition Costs in Q3 2023 and YTD 2023, representing the excess of rental expenses under the Purchaser Lease (with respect to the subleased space) over anticipated rental recoveries under the sublease. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs or recoveries do not reflect our ongoing operations once these specified events are complete.

    Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
Secondary Offering Costs consist of costs associated with Onex's conversion and sale of our shares. Approximately $0.65 million of such costs were incurred in Q3 2023 in connection with the August Secondary Offering, and an aggregate of approximately $1.6 million of such costs were incurred in YTD 2023 in connection with the June Secondary Offering and the August Secondary Offering. We believe that excluding Secondary Offering Costs permits a better comparison of our core operating results from period-to-period, as they do not reflect our ongoing operations, and are no longer applicable as such conversions and sales have been completed.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table sets forth, for the periods indicated, the various non-IFRS financial measures discussed above, and a reconciliation of non-IFRS financial measures to the most directly comparable financial measures determined under IFRS (in millions, except percentages and per share amounts):

	Three months ended September 30				Nine months ended September 30
	2022		2023		2022		2023
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,923.3		$2,043.3		$5,207.4		$5,820.5

IFRS gross profit	$167.7	8.7%	$206.7	10.1%	$450.1	8.6%	$555.3	9.5%
Employee SBC expense	3.8		5.1		14.7		18.4
TRS FVAs (gains)	—		(11.8)		—		(13.8)
Non-IFRS adjusted gross profit	$171.5	8.9%	$200.0	9.8%	$464.8	8.9%	$559.9	9.6%

IFRS SG&A	$66.1	3.4%	$56.9	2.8%	$202.8	3.9%	$203.9	3.5%
Employee SBC expense	(5.2)		(7.8)		(22.1)		(27.4)
TRS FVAs (gains)	—		17.6		—		20.4
Non-IFRS adjusted SG&A	$60.9	3.2%	$66.7	3.3%	$180.7	3.5%	$196.9	3.4%

IFRS earnings from operations	$78.4	4.1%	$117.4	5.7%	$181.7	3.5%	$264.6	4.5%
Employee SBC expense	9.0		12.9		36.8		45.8
TRS FVAs (gains)	—		(29.4)		—		(34.2)
Amortization of intangible assets (excluding computer software)	9.2		9.2		27.8		27.6
Other Charges (Recoveries)	1.6		5.6		3.9		13.7
Non-IFRS operating earnings (adjusted EBIAT)(1)	$98.2	5.1%	$115.7	5.7%	$250.2	4.8%	$317.5	5.5%

IFRS net earnings	$45.7	2.4%	$80.2	3.9%	$103.1	2.0%	$160.4	2.8%
Employee SBC expense	9.0		12.9		36.8		45.8
TRS FVAs (gains)	—		(29.4)		—		(34.2)
Amortization of intangible assets (excluding computer software)	9.2		9.2		27.8		27.6
Other Charges (Recoveries)	1.6		5.6		3.9		13.7
Adjustments for taxes(2)	(1.9)		(0.3)		(5.6)		(11.3)
Non-IFRS adjusted net earnings	$63.6		$78.2		$166.0		$202.0

Diluted EPS
Weighted average # of shares (in millions)	123.2		119.6		124.0		120.5
IFRS earnings per share	$0.37		$0.67		$0.83		$1.33
Non-IFRS adjusted earnings per share	$0.52		$0.65		$1.34		$1.68
# of shares outstanding at period end (in millions)	122.6		119.4		122.6		119.4

IFRS cash provided by operations	$74.4		$88.4		$196.6		$290.9
Purchase of property, plant and equipment, net of sales proceeds	(38.7)		(26.2)		(76.6)		(90.5)
Lease payments	(13.0)		(12.8)		(36.1)		(36.9)
Finance Costs paid (excluding debt issuance costs paid)	(15.3)		(15.3)		(32.7)		(53.4)
Non-IFRS adjusted free cash flow(3)	$7.4		$34.1		$51.2		$110.1

IFRS ROIC %(4)	15.3%		21.8%		12.0%		16.5%
Non-IFRS adjusted ROIC %(4)	19.2%		21.5%		16.5%		19.8%

(1)  Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS operating earnings is defined as earnings from operations before employee SBC expense, TRS FVAs (defined above), amortization of intangible assets (excluding computer software), and Other Charges (Recoveries) (defined above). See "Operating Results — Other Charges (Recoveries)" for separate quantification and discussion of the components of Other Charges (Recoveries).
(2)   The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments (see below).
The following table sets forth a reconciliation of our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate to our IFRS tax expense and IFRS effective tax rate, respectively, for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Nine months ended
	September 30				September 30
	2022	Effective tax rate	2023	Effective tax rate	2022	Effective tax rate	2023	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$15.2	25%	$18.9	19%	$38.2	27%	$42.1	21%
Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	0.5		(0.5)		3.5		8.2
TRS FVAs	—		(0.6)		—		(0.6)
Amortization of intangible assets (excluding computer software)	0.8		0.7		2.3		2.2
Other Charges (Recoveries)	0.6		0.7		(0.2)		1.5
Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$17.1	21%	$19.2	20%	$43.8	21%	$53.4	21%
(3)  Management uses non-IFRS adjusted free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS adjusted free cash flow provides another level of transparency to our liquidity. Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs (defined below) paid (excluding any debt issuance costs and when applicable, credit facility waiver fees paid). Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS Agreement, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. We do not consider debt issuance costs paid ($0.4 million in Q3 2023 and YTD 2023; nil and $0.8 million in Q3 2022 and YTD 2022, respectively) or such waiver fees (when applicable) to be part of our ongoing financing expenses. As a result, these costs are excluded from total Finance Costs paid in our determination of non-IFRS adjusted free cash flow. We believe that excluding Finance Costs paid (other than debt issuance costs and credit-agreement-related waiver fees paid) from cash provided by operations in the determination of non-IFRS adjusted free cash flow provides useful insight for assessing the performance of our core operations. Note, however, that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)   Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing annualized non-IFRS adjusted EBIAT by average net invested capital for the period. Net invested capital (calculated in the table below) is derived from IFRS financial measures, and is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. Average net invested capital for Q3 2023 is the average of net invested capital as at September 30, 2023 and June 30, 2023, and average net invested capital for YTD 2023 is the average of net invested capital as at September 30, 2023, June 30, 2023, March 31, 2023 and December 31, 2022. A comparable financial measure to non-IFRS adjusted ROIC determined using IFRS measures would be calculated by dividing annualized IFRS earnings from operations by average net invested capital for the period.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended		Nine months ended
	September 30		September 30
	2022	2023	2022	2023

IFRS earnings from operations	$78.4	$117.4	$181.7	$264.6
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized IFRS earnings from operations	$313.6	$469.6	$242.2	$352.7

Average net invested capital for the period	$2,044.2	$2,155.9	$2,022.4	$2,141.5

IFRS ROIC %(1)	15.3%	21.8%	12.0%	16.5%

	Three months ended		Nine months ended
	September 30		September 30
	2022	2023	2022	2023

Non-IFRS operating earnings (adjusted EBIAT)	$98.2	$115.7	$250.2	$317.5
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$392.8	$462.8	$333.5	$423.2

Average net invested capital for the period	$2,044.2	$2,155.9	$2,022.4	$2,141.5

Non-IFRS adjusted ROIC %(1)	19.2%	21.5%	16.5%	19.8%

	December 31 2022	March 31 2023	June 30 2023	September 30 2023
Net invested capital consists of:
Total assets	$5,628.0	$5,468.1	$5,500.5	$5,745.3
Less: cash	374.5	318.7	360.7	353.1
Less: ROU assets	138.8	133.1	146.5	157.8
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	3,003.0	2,873.9	2,870.6	3,045.4
Net invested capital at period end(1)	$2,111.7	$2,142.4	$2,122.7	$2,189.0

	December 31 2021	March 31 2022	June 30 2022	September 30 2022
Net invested capital consists of:
Total assets	$4,666.9	$4,848.0	$5,140.5	$5,347.9
Less: cash	394.0	346.6	365.5	363.3
Less: ROU assets	113.8	109.8	133.6	128.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	2,202.0	2,347.4	2,612.1	2,797.5
Net invested capital at period end(1)	$1,957.1	$2,044.2	$2,029.3	$2,059.1
(1) See footnote 4 on the previous page.